EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,		Twelve Months Ended December 31,
	2007(1)	2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$106,116	$131,334	$171,502	$107,300	$84,273	$71,183	$78,634
Add:
Interest expense	210,360	150,402	216,673	125,013	100,018	92,211	95,053
Earnings as adjusted	$316,476	$281,736	$388,175	$232,313	$184,291	$163,394	$173,687

Combined fixed charges and Preferred Unit distributions:
Interest expense	$210,360	$150,402	$216,673	$125,013	$100,018	$92,211	$95,053
Capitalized interest	37,575	39,638	51,808	39,111	23,572	26,854	32,377
Total fixed charges	$247,935	$190,040	$268,481	$164,124	$123,590	$119,065	$127,430
Preferred Unit distributions	2,874	2,872	3,829	4,572	16,254	26,153	34,309
Combined fixed charges and Preferred Unit distributions	$250,809	$192,912	$272,310	$168,696	$139,844	$145,218	$161,739
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.3	1.5	1.4	1.4	1.3	1.1	1.1

(1)          Net earnings from discontinued operations have been reclassified for all periods presented.